July 8, 2022

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeanne Bennett, Vanessa Robertson, Jason Drory, and Laura Crotty

Re:	Curative Biotechnology, Inc.
Registration Statement on Form S-1
Filed June 29, 2022
File No. 333-264339

Ladies and Gentlemen:

On behalf of Curative Biotechnology, Inc. (“Curative” or “Company”), we respectfully submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated July 7, 2022 (the “Comment Letter”) regarding the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Curative has also revised the Registration Statement in an Amendment No. 3 (the “Amendment”) as set forth below in response to the Comment Letter and is filing the Amendment with the Commission concurrently with the submission of this letter.

The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of Curative’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Amendment No. 2 to Registration Statement on Form S-1 filed June 29, 2022

Capitalization, page 30

1.	Please revise the introduction to this section to explain what the pro forma column represents.

Response: Curative has revised the disclosure as requested on page 30.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Liquidity and Capital Resources, page 36

2.	You disclose that net cash provided by financing activities consisted of $870,000 of proceeds from the sale of your common stock and warrants. However, on page F-27 you disclose that you received the cash as a result of the Senior Secured Note. Please revise or advise. In addition, we note the mandatory prepayment terms under your senior secured note upon the completion of a Qualified Offering. Please discuss these terms as part of your liquidity and capital resources disclosures.

Response: Curative has revised its disclosure to conform page 36 with page F-27 and expanded its disclosures to include the mandatory prepayment terms under its senior secured note.

Condensed Statements of Operations, Page F-20

3.	As previously communicated in the comment letter dated January 21, 2022, please reclassify the ‘salaries’ and the ‘professional fees’ line items into the functional expense line item, ‘general and administrative expenses’.

Response: Curative has updated the disclosure as requested on page F-20

General

4.	We note your cover page disclosure that the Series C preferred stock will automatically convert into shares of Common Stock immediately prior to the closing of this offering. If any preferred stock will remain outstanding after your public offering, please include summary risk factor disclosure, and a full risk factor, addressing the material risks to your common stockholders associated with the preferred stock remaining outstanding following the proposed offering. For example only, we note that your Series B preferred stock has certain protective provisions requiring such series to vote as a single class for approval of certain fundamental transactions and has certain liquidation preferences.

Response: Curative has updated its disclosure throughout the Amendment as requested.

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July 8, 2022

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (818) 597-7552.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Raul Silvestre
Raul Silvestre
Silvestre Law Group, P.C.